EXHIBIT 12.1

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	THREE MONTHS ENDED
	December 31, 2005	January 1, 2005
EARNINGS:

Income before income taxes	$36,640	$79,909

Add: Total fixed charges	16,826	16,541

Less: Interest Capitalized	1,302	360

Total Earnings	$52,164	$96,090

FIXED CHARGES:

Interest expense	$13,696	$13,528

Portion of rental expense representative of the interest factor	3,130	3,013

Total fixed charges	$16,826	$16,541

Ratio of earnings to fixed charges	3.10	5.81